Exhibit 99.1

UNAUDITED FINANCIAL STATEMENTS OF CONRAIL INC.

Report of Independent Registered Public Accounting Firms

The Stockholders and Board of Directors, Conrail Inc.:

We have audited the accompanying consolidated balance sheet of Conrail Inc. and subsidiaries as of December 31, 2003 , and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the two-year period ended December 31, 2003 .. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board ( United States ). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence support ing the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Conrail Inc. and subsidiaries as of December 31, 2003, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2003 the Company adopted Financial Accounting Standards Board Statement No. 143, Accounting for Asset Retirement Obligations.

The accompanying financial statements for 2004 were not audited by us and, accordingly we do not express an opinion on them.

/s/ KPMG LLP	/s/ Ernst & Young LLP
KPMG LLP	Ernst & Young LLP
Norfolk , Virginia	Jacksonville , Florida

January 27, 2004 , except for Note 2, as to which the date is January 21, 2005

CONRAIL INC.

CONSOLIDATED STATEMENTS OF INCOME

	Years ended Dec. 31,
	( Unaudited )
	2004	2003	2002
	($ in millions)

Revenues - NSC/CSX	$255	$235	$225
Revenues - third parties	97	81	80
Total revenues	352	316	305

Operating expenses
Compensation and benefits	189	168	151
Material, services and rents	121	118	121
Depreciation and amortization	29	30	32
Casualties and insurance	11	16	3
Fuel	7	6	5
Other	13	14	10
Total operating expenses	370	352	322
Loss from operations	(18)	(36)	(17)

Interest expense	(8)	(9)	(10)
Other income, net (Note 11)	61	58	56
Income from continuing operations before
income taxes and accounting changes	35	13	29
Provision for income taxes (Note 8)	13	3	(5)
Income from continuing operations before accounting changes	22	10	34
Income from discontinued operations, net of tax (Note 2)	119	191	146
Cumulative effect of changes in accounting principles,
net of tax (Note 1)	(1)	2	--
Net income	$140	$203	$180

See accompanying notes to the consolidated financial statements.

CONRAIL INC.

CONSOLIDATED BALANCE SHEETS

	Years ended Dec. 31,
	( Unaudited )
	2004	2003
	($ in millions)

ASSETS
Current assets
Cash and cash equivalents	$20	$16
Accounts receivable, net	25	26
Income taxes receivable (Note 8)	73	--
Due from NSR/CSXT (Note 3)	165	83
Material and supplies	8	8
Deferred income taxes (Note 8)	40	44
Other current assets	3	3
Total current assets	334	180

Property and equipment, net (Note 5)	560	534
Deferred income taxes (Note 8)	--	34
Due from NSR/CSXT	225	51
Other assets (Note 6)	295	321
Assets of discontinued operations (Note 2)	--	7,176
Total assets	$1,414	$8,296

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable	$18	$31
Current maturities of long-term debt (Note 7)	50	58
Due to NSC/CSX (Note 3)	4	5
Wages and employee benefits	33	31
Casualty reserves	32	38
Accrued and other current liabilities (Note 6)	105	88
Total current liabilities	242	251

Long-term debt (Note 7)	266	288
Casualty reserves	109	125
Deferred income taxes (Note 8)	17	--
Other liabilities (Note 6)	419	436
Liabilities of discontinued operations (Note 2)	--	2,742
Total liabilities	1,053	3,842

Commitments and contingencies (Note 12)
Stockholders' equity (Notes 2 and 10)
Common stock ($1 par value; 100 shares authorized,
issued and outstanding)	--	--
Additional paid-in capital	445	2,221
Retained earnings	17	2,337
Accumulated other comprehensive loss	(101)	(104)
Total stockholders' equity	361	4,454

Total liabilities and stockholders' equity	$1,414	$8,296

See accompanying notes to the consolidated financial statements.

CONRAIL INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

($ in millions)

			Accumulated
	Additional		Other
	Paid-in	Retained	Comprehensive
	Capital	Earnings	Loss	Total

Balance, January 1, 2002	$2,221	$1,954	$(70)	$4,105
Comprehensive income - 2002
Net income	--	180	--	180
Minimum pension liability, net
(Notes 8 and 9)	--	--	(59)	(59)
Total comprehensive income				121
Balance, December 31, 2002	2,221	2,134	(129)	4,226

Comprehensive income - 2003
Net income	--	203	--	203
Minimum pension liability, net
(Notes 8 and 9)	--	--	25	25
Total comprehensive income				228
Balance, December 31, 2003	2,221	2,337	(104)	4,454

Comprehensive income - 2004
( Unaudited )
Net income ( Unaudited )	--	140	--	140
Minimum pension liability, net
( Unaudited ) (Notes 8 and 9)	--	--	3	3
Total comprehensive income
( Unaudited )				143
Conrail Corporate Reorganization
( Unaudited ) (Note 2)	(1,776)	(2,460)	--	(4,236)
Balance, December 31, 2004	$445	$17	$(101)	$361

See accompanying notes to the consolidated financial statements.

CONRAIL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended Dec. 31,
	( Unaudited )
	2004	2003	2002
	($ in millions)

Cash flows from operating activities
Net income	$140	$203	$180
Adjustments to reconcile net income to net cash
provided by operating activities:
Income from discontinued operations	(119)	(191)	(146)
Net cumulative effect of changes in accounting principles	1	(2)	--
Depreciation and amortization	29	30	32
Deferred income taxes	18	12	20
Gains from sales of property	(2)	(5)	(1)
Pension cost (benefit)	10	(4)	(17)
Changes in:
Accounts receivable, net	1	3	--
Accounts and wages payable	(11)	--	(14)
Due to NSC/CSX	(1)	(4)	(3)
Other, net	22	40	5
Net cash provided by operating activities	88	82	56

Cash flows from investing activities
Property and equipment acquisitions	(31)	(35)	(23)
Other	1	5	15
Net cash used in investing activities	(30)	(30)	(8)

Cash flows from financing activities
Payment of long-term debt, net	(54)	(57)	(59)
Net cash used in financing activities	(54)	(57)	(59)
Net change in cash and cash equivalents	4	(5)	(11)

Cash and cash equivalents
At beginning of year	16	21	32

At end of year	$20	$16	$21

Supplemental cash flow information
Cash paid during the year for:
Interest	$80	$100	$105
Income taxes	$73	$129	$113

See accompanying notes to the consolidated financial statements.

CONRAIL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information pertaining to December 31, 2004 and the year then ended is unaudited except for Note 2)

1.   Summary of Significant Accounting Policies

Description of Business

Conrail Inc. ("Conrail" or the "Company") is a holding company whose principal subsidiary is Consolidated Rail Corporation ("CRC"), a principal switching and terminal railroad operating in Pennsylvania , New Jersey and Michigan .. Norfolk Southern Corporation ("NSC") and CSX Corporation ("CSX"), two of the major railroad holding companies in the United States , jointly control Conrail through their ownership interests in CRR Holdings LLC ("CRR"), whose major subsidiary is Green Acquisition Corporation ("Green Acquisition"), which owns Conrail. NSC and CSX have equity interests in CRR of 58% and 42%, respectively, and voting interests of 50% each. Through its subsidiary, CRC, Conrail owns, manages and operates certain rail properties ("Shared Assets Area") for the joint and exclusive benefit of the railroad subsidiaries of NSC and CSX, Norfolk Southern Railway Company ("NSR" )and CSX Transportation, Inc. ("CSXT"), respectively.

On August 27, 2004 , Conrail, NSC and CSX completed a reorganization of Conrail ("Conrail Reorganization"), which resulted in the spin-off of two former CRC subsidiaries, Pennsylvania Lines LLC ("PRR") and New York Central Lines LLC ("NYC"), respectively. Prior to the Conrail Rorganization , PRR and NYC owned a substantial share of Conrail's assets and leased these assets through separate but identical operating agreements to NSR and CSXT, respectively. As a result of the Conrail Reorganization, the operating and lease agreements were terminated and PRR and NYC were merged into NSR and CSXT, respectively. Consequently, the results of operations, and assets and liabilities for PRR and NYC have been classified as discontinued operations in the consolidated financial statements for all periods presented. In addition, as part of the Conrail Reorganization, the Company restructured its existing unsecured and secured indebtedness, with the consent of CRC's debtholders (see Note 2 to the Consolidated Financial Statements).

The Conrail Reorganization did not involve the Shared Assets Area. Acordingly , subsequent to the Conrail Reorganization, the major source of the Company's revenues is from CSXT and NSR, related to fees paid for their joint access and reimbursable cost incurred by CRC in operating the Shared Assets Area. Also, effective with the Conrail Reorganization and the restructuring of its existing unsecured and secured debt, Conrail has entered into various sublease arrangements with NSR and CSXT.

Principles of Consolidation

The consolidated financial statements include the Company and its majority-owned subsidiaries. As of January 1, 2004 , the financial statements also include the consolidated results for a variable interest entity for which the Company is the primary beneficiary. (See Note 1 New Accounting Pronouncements.) Investments in 20% to 50% owned companies are accounted for by the equity method. All significant intercompany accounts and transactions have been eliminated. Effective with the Conrail Reorganization, the Company no longer has any equity investees ..

Cash Equivalents

Cash equivalents consist of highly liquid securities purchased with a maturity of three months or less, and are stated at cost which approximates market value.

Material and Supplies

Material and supplies consist of maintenance material valued at the lower of cost or market.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided using the group method over estimated service lives. Expenditures, including those on leased assets that extend an asset's useful life or increase its utility, are capitalized. Maintenance expense is recognized when repairs are performed. The cost (net of salvage) of depreciable property retired or replaced in the ordinary course of business is charged to accumulated depreciation and no gain or loss is recognized. Gains and losses on disposal of land and all other property are included in Other Income, net. (See Note 11). In 2004, the overall depreciation rate averaged 3.2% for all roadway and equipment.

During 2003, the Company completed a study to update the estimated useful lives of its roadway and track property and the associated accumulated depreciation reserves. This review did not have a material impact on the Company's consolidated financial statements.

Asset Impairment

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Expected future cash flows from the use and disposition of long-lived assets are compared to the current carrying amounts to determine the potential impairment loss.

New Accounting Pronouncements

Conrail adopted Financial Accounting Standards Board (" FASB ") Interpretation No. 46R, "Consolidation of Variable Interest Entities" ("FIN 46R") which requires that a variable interest entity be consolidated by the company that is subject to a majority of the economic risks and/or rewards of that entity. Pursuant to FIN 46R, on January 1, 2004 , the Company consolidated a locomotive leasing entity, Locomotive Management Services ("LMS") and recorded a $1 million net adjustment for the cumulative effect of this accounting change. LMS had total assets, primarily depreciable equipment, of $35 million as of December 31, 2004 ..   Total liabilities as of December 31, 2004 , totaled $36 million, including $4 million and $26 million of current and long-term debt, respectively.   The consolidation of LMS will not have an impact on net income in future periods as the Company previously accounted for its investment in LMS under the equity method of accounting.

Conrail also adopted FASB Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations", effective January 1, 2003 .. Pursuant to SFAS 143, companies are precluded from accruing removal cost expenses that are not legal obligations. Previously, Conrail and most other railroads had accrued removal costs as a component of depreciation expense. In the first quarter of 2003, Conrail recorded income of $40 million ($65 million before taxes) for the cumulative effect of this change. Of this amount, $38 million ($62 million before taxes) is related to the discontinued operations of PRR and NYC. Effective with this pronouncement, removal costs are expensed as incurred. This change did not have a material impact on the Company's consolidated financial statements.

Revenue Recognition

The Company's major sources of revenues are from NSC and CSX, primarily in the form of rental revenues and operating fees, which are recognized when earned (Note 2). Conrail also has third party revenues, which are recognized when earned, related to the operations of Indiana Harbor Belt Railroad Company, a 51% owned terminal railroad subsidiary.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management reviews its estimates, including those related to the recoverability and useful lives of assets as well as liabilities for litigation, environmental remediation, casualty claims, income taxes and pension and postretirement benefits. Changes in facts and circumstances may result in revised estimates.

Reclassifications

Certain amounts in the consolidated financial statements and notes thereto have been reclassified to conform to the 2004 presentation.

2.   Conrail Reorganization

On August 27, 2004 , Conrail, together with NSC and CSX, completed the Conrail Reorganization. Prior to the Conrail Reorganization, CRC's former subsidiaries, PRR and NYC owned a substantial share of Conrail's assets and leased these assets through separate but identical operating agreements to NSR and CSXT, respectively. Pursuant to the Conrail Reorganization, these agreements were terminated and the direct ownership of PRR and NYC was transferred to NSR and CSXT, respectively. The Conrail Reorganization has been approved by the Surface Transportation Board ("STB") and has received favorable rulings from the Internal Revenue Service ("IRS") regarding certain tax matters.

As a part of the Conrail Reorganization, the Company restructured its existing unsecured and secured public indebtedness, with the consent of CRC's debt holders. NSR and CSXT offered substantially similar unsecured debt securities in a 58%/42% ratio in exchange of CRC's unsecured debentures. Of the $800 million total unsecured debentures, $779 million were accepted for exchange and became direct unsecured obligations of NSR and CSXT. The Company's secured debt and lease obligations remained obligations of CRC and are support ed by new leases and subleases which became the direct lease and sublease obligations, also in a 58%/42% ratio of NSR and CSXT, respectively. In accordance with EITF 87-24, "Allocation of Interest to Discontinued Operations", interest expense related to the exchanged debt and the direct lease and sublease obligations assumed by NSR and CSXT has been allocated to discontinued operations for all periods presented.

At August 27, 2004 , the Company charged $4.2 billion, principally the net assets of the discontinued operations of PRR and NYC against stockholders' equity to reflect the Conrail Reorganization. In addition, Conrail recorded net operating loss carrybacks and carryforwards of approximately $73 million and $27 million, respectively, related to the Conrail Reorganization (See Note 8).

The following tables summarize the financial information related to the discontinued operations:

	Year To Date Period Ended:
	Aug. 27, 2004	Dec. 31, 2003	Dec. 31, 2002
	($ in millions)

Condensed statement of operations

Total operating revenues	$406	$602	$587
Total operating expenses	196	307	301
Income from operations	210	295	286
Interest expense	(59)	(90)	(94)
Other income, net	37	38	39
Income before income taxes and accounting changes	188	243	231
Provision for income taxes	69	90	85
Income before accounting change	119	153	146
Accounting change, net of tax	--	38	--
Income from discontinued operations	$119	191	146

Condensed balance sheet

	Dec. 31, 2003
	($ in millions)
Total current assets	$71
Property and equipment, net	5,585
Other assets	1,520
Total assets	$7,176

Total current liabilities	$18
Long-term debt	779
Deferred income taxes	1,874
Other liabilities	71
Total liabilities	$2,742

Net assets of discontinued operations	$4,434

3.   Related Parties Transactions

Shared Assets Area

NSR and CSXT pay Conrail a fee for joint and exclusive access to the Shared Assets Area. In addition, NSR and CSXT pay, based on usage, the costs incurred by Conrail to operate the Shared Assets Area plus a profit factor.

Payments made by NSR to Conrail under the Shared Assets agreements were $109 million, $135 million and $115 million during 2004, 2003 and 2002, respectively, of which $27 million, $31 million and $23 million, were minimum rents. Payments made by CSXT to Conrail under the Shared Assets agreements were $91 million, $124 million and $92 million during 2004, 2003 and 2002, respectively, of which $19 million, $24 million and $17 million, were minimum rents.

Future minimum lease payments to be received from NSR/CSXT for the Shared Assets Area are as follows:

Year ending Dec. 31,	From	From
($ in millions)	NSR	CSXT	Total

2005	$33	$24	$57
2006	34	24	58
2007	34	24	58
2008	34	24	58
2009	34	24	58
2010 and beyond	517	354	871
Total	$686	$474	$1,160

Equipment Financing Agreements

As part of the Conrail Reorganization, CRC obtained consents from debtholders and other related parties regarding amendments to certain of the Company's existing equipment financing obligations. Under the amended agreements, CRC's existing secured debt and lease obligations related to these equipment financings remain in effect but are support ed by new leases and subleases which became the direct lease and sublease obligations in an approximate 58%/42% ratio of NSR and CSXT, respectively.   In general, payments received by Conrail from NSR and CSXT under the direct lease and sublease agreements equal the Company's existing lease obligations and in 2004 totaled $16 million and $11 million from NSR and CSXT, respectively.

Future minimum lease payments to be received from NSR/CSXT under the Equipment Financing agreements are as follows:

Year ending Dec. 31,	From	From
($ in millions)	NSR	CSXT	Total

2005	$62	$43	$105
2006	53	38	91
2007	66	47	113
2008	42	29	71
2009	34	24	58
2010 and beyond	59	42	101
Total	$316	$223	$539

Related Party Balances and Other Transactions

"Due from NSR/CSXT" at December 31, 2004 and 2003, is comprised of amounts due for the Shared Assets Area operating and rental activities. In addition, effective with the Conrail Reorganization "Due from NSR/CSXT" at December 31, 2004 , also includes amounts due under the Equipment financing agreements.

"Due to NSC/CSX" includes amounts payable for property and equipment rentals, as well as amounts related to service provider agreements with both NSC and CSX to provide certain general and administrative support to CRC.

A summary of the "Due to NSC and CSX" activity for the services described above follows:

	Payments to NSC		Payments to CSX
	2004	2003	2004	2003
	($ in millions)

Service provider agreements	$6	$7	$3	$3
Material purchases	8	18	--	--
Rental of locomotives, equipment and facilities	6	5	4	4
Capital project activities	2	6	3	--
Total payments	$22	$36	$10	$7

	2004	2003	2004	2003
Due to "NSC and CSX" at December 31	$3	$3	$1	$2

From time to time, NSC and CSX, as the indirect owners of Conrail, may need to provide some of the Company's cash requirements through capital contributions, loans or advances. There have been no transactions under these arrangements.

4.   Other Items

In November 2004, a settlement was reached among Conrail and other parties relating to insurance recoveries for environmental remediation costs. Under the terms of the settlement, Conrail received approximately $9 million in the first quarter of 2005. In the fourth quarter of 2004, the Company recognized a pretax gain of $9 million resulting from the settlement, which is included in the Other income, net line item of the income statement.

In 2004, Conrail made payments totaling approximately $15 million, relating to obtaining consents from debtholders and other related parties regarding amendments to certain of the Company's existing equipment financing obligations. The amounts are included as operating activities in the cash flow statement.

During the first quarter of 2002 the Company received cash proceeds totaling $4 million from several London-based insurance carriers as settlement for current and future exposures related to personal injury, occupational, environmental and other claims. The Company recognized pretax gains of $4 million which is included in the "Casualties and insurance" line item of the income statement for 2002.

5.   Property and Equipment

	December 31,
	2004	2003
	($ in millions)

Roadway	$709	$693
Equipment	145	88
Accumulated depreciation	(304)	(270)
	550	511

Capital leases (primarily equipment)	52	107
Accumulated amortization	(42)	(84)
	10	23
	$560	$534

6.   Composition of Certain Balance Sheet Amounts

The components of certain balance sheet accounts were as follows:

Other Assets

	December 31,
	2004	2003
	($ in millions)

Prepaid Pension cost	$121	$131
Employee Benefit Trust	105	106
Yen denominated deposits	33	43
Other, net	36	41
	$295	$321

Accrued and Other Current Liabilities

	December 31,
	2004	2003
	($ in millions)

Operating leases	$37	$47
Income and other taxes	32	15
Other	36	26
	$105	$88

Other Liabilities

	December 31,
	2004	2003
	($ in millions)

Pension and other postretirement benefits	$235	$251
Environmental reserves	57	61
Unearned revenues	48	44
Minority interest	32	31
Other, net	47	49
	$419	$436

7.   Long-term Debt and Leases

As part of the Conrail Reorganization, CRC obtained consents from debtholders and other related parties regarding amendments to certain of the Company's existing equipment financing obligations. Under the amended agreements, CRC's existing secured debt and lease obligations related to these equipment financings remain in effect but are support ed by new leases and subleases which became the direct lease and sublease obligations in an approximate 58%/42% ratio of NSR and CSX, respectively.

In general, payments received by Conrail from NSR and CSX under the direct lease and sublease agreements equal the Company's existing lease obligations.

Long-term debt

Long-term debt outstanding, including the weighted average interest rates at December 31, 2004 , is composed of the following:

	December 31,
	2004	2003
	($ in millions)

Capital leases	$118	$157
Debentures payable, 7.88%, due 2043	12	12
Debentures payable, 9.75%, due 2020	9	9
Equipment and other obligations, 7.22%	177	168
Total long-term debt	316	346
Current portion	(50)	(58)
Long-term debt excluding current portion	$266	$288

Equipment and other obligations mature in 2005 through 2043 and are collateralized by a net lease receivable of $143 million at December 31, 2004 .. Maturities of long-term debt other than capital leases net of the lease receivable amounts due under the equipment financing agreements are as follows:

Debentures, Equipment and Other Obligations

Year ending Dec. 31,	Gross	Lease
($ in millions)	Commitments	Receivable	Net

2005	$24	$19	$5
2006	24	20	4
2007	47	43	4
2008	22	18	4
2009	15	11	4
2010 and beyond	66	32	34
Total	$198	$143	$55

Leases

The Company's noncancelable long-term leases generally include options to purchase at fair value and to extend the terms. Certain lease obligations are payable in Japanese yen, which require the maintenance of yen-denominated deposits sufficient to satisfy the yen-denominated obligation. These deposits are included in the "Other assets" line item of the balance sheet and totaled $33 million and $43 million at December 31, 2004 , and December 31, 2003 , respectively. Capital leases have been discounted at rates ranging from 3.09% to 14.26% and are collateralized by net lease receivables of $67 million at December 31, 2004 ..

The future minimum lease payments for the capital and operating leases net of the lease receivable amounts due under the equipment financing agreements are as follows:

Capital Leases

Year ending Dec. 31,	Gross Lease	Lease
($ in millions)	Commitments	Receivable	Net

2005	$38	$23	$15
2006	24	17	7
2007	27	19	8
2008	15	11	4
2009	23	9	14
2010 and beyond	16	1	15
Total	143	80	63
Amount representing interest	(25)	(13)	(12)
	$118	$67	$51

Operating Leases

Year ending Dec. 31,	Gross Lease	Sublease
($ in millions)	Commitments	Rentals	Net

2005	$59	$53	$6
2006	57	45	12
2007	56	45	11
2008	51	38	13
2009	44	32	12
2010 and beyond	214	62	152
Total	$481	$275	$206

Operating lease rent expense was $60 million in both 2004 and 2003 and $62 million in 2002. Sublease rental income commencing in 2004 with the Conrail Reorganization totaled $17 million.

8.   Income Taxes

Conrail is included in the consolidated federal income tax return of Green Acquisition.

Total income taxes for the years ended December 31, were allocated as follows:

	2004	2003	2002
	($ in millions)

Income from continuing operations	$13	$3	$(5)
Discontinued operations (includes $24 million in 2003 for
accounting change)	69	114	85
Cumulative accounting changes	--	1	--
Stockholders' equity, for Accumulated Other Comprehensive
Loss recognized for minimum pension liability	9	16	(39)
	$91	$134	$41

The amount related to Accumulated Other Comprehensive Loss for 2004 includes $4 million Tax expense related to a change in the effective tax rate in connection with the Conrail reorganization.

The provisions for income taxes for continuing operations are composed of the following:

	2004	2003	2002
	($ in millions)

Current
Federal	$(6)	$(8)	$(18)
State	1	(1)	(7)
	(5)	(9)	(25)
Deferred
Federal	8	11	13
State	10	1	7
	18	12	20
	$13	$3	$(5)

Reconciliation of the U.S. statutory tax rates with the effective tax rates is as follows:

	2004	2003	2002

Statutory tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	1.5	1.3	1.3
Settlement of IRS audit	--	--	(49.2)
Corporate-owned life insurance	(1.1)	(10.0)	(1.7)
Other	..4	1.3	(.2)
Effective tax rate	35.8%	27.6%	(14.8%)

As a result of a bond redemption premium deduction in conjunction with the Conrail Reorganization, the Company has filed for federal and state income tax refunds totaling $73 million. These amounts, associated with the calendar year 2004 tax returns , are included in the Income Taxes Receivable line item of the balance sheet as of December 31, 2004 ..

The Company has reached final settlements with the IRS related to all of the audits of the Company's consolidated federal income tax returns through the fiscal year May 23 ,1997 .. As a result of the settlement the Company received tax refunds of $24 million and reduced tax expense by $14 million during 2002. The Company's consolidated income tax returns for the short tax year period May 24, 1997-December 31, 1997 and calendar year periods 1998 through 2001 are currently being examined by the IRS.

Significant components of the Company's deferred income tax assets (liabilities) are as follows:

	Dec. 31,
	2004	2003
	($ in millions)

Current assets	$--	$--
Current liabilities	40	44
Current deferred tax asset, net	$40	$44

Noncurrent liabilities:
Property and equipment	(97)	(94)
Other	(98)	(88)
	(195)	(182)

Noncurrent assets:
Nondeductible reserves and other liabilities	178	216

Noncurrent deferred income tax asset (liability), net	$(17)	$34

Net deferred income tax asset	$23	$78

Conrail recorded net operating loss carrybacks and carryforwards of approximately $73 million and $27 million, respectively, related to the Conrail Reorganization. The Company has not recorded a valuation allowance, as management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

9.   Pension and Other Postretirement Benefits

The Company and certain subsidiaries sponsor defined benefit qualified and nonqualified pension plans, covering principally non-union employees.   The Company and certain subsidiaries also sponsor plans that provide for medical benefits and life insurance coverage to eligible retirees.

Pension Plan Asset Management

Six investment firms manage the Company's defined benefit pension plans' assets under investment guidelines approved by a pension fund investment committee. Investments are allocated among domestic fixed income investments, and domestic and international equity investments.

Limitations restrict investment concentration and use of certain derivative instruments. Fixed income investments must have an average rating of ‘AA' or better. Equity investments must be in liquid securities listed on national exchanges. However no direct investment is permitted in the securities of either NSC or CSX. Equity investment managers have specific equity strategies and their returns are expected to exceed selected market indices by prescribed margins.

The target asset allocation range is for equity allocations to be between 44% and 56% of the fund's assets with approximately 10% of the assets allocated to international equity investments. The asset allocation on December 31, 2004 , was 46% in fixed income investments and 54% in equity investments including 12% in international equities. This compared to 45% fixed income and 55% equity including 13% international equity as of December 31, 2003 ..

The plans' assumed future returns are based principally on the asset allocation and the historic returns for the plans' asset classes determined from both the actual plan returns and, over longer time periods, the market returns for those asset classes.

Obligations and Funded Status

The following tables provide a reconciliation of the changes in the plans' benefit obligations and fair value of assets over the two-year period ended December 31, 2004, and a statement of the funded status as of December 31 of both years:

			Other Postretirement
	Pension Benefits		Benefits
	2004	2003	2004	2003
	($ in millions)

Change in benefit obligation
Net benefit obligation at beginning of year	$655	$646	$37	$37
Service cost	2	1	---	--
Interest cost	40	41	2	2
Plan participants' contributions	--	--	9	4
Actuarial losses	34	32	2	4
Benefits paid	(61)	(65)	(12)	(10)
Net benefit obligation at end of year	$670	$655	$38	$37

Change in plan assets
Fair value of plan assets at beginning of year	$576	$522	$6	$7
Actual return on plan assets	71	117	--	--
Employer contributions	2	2	2	5
Plan participants' contributions	--	--	9	4
Benefits paid	(61)	(65)	(12)	(10)
Fair value of plan assets at end of year	$588	$576	$5	$6
Funded status at end of year	$(82)	$(79)	$(33)	$(31)
Unrecognized prior service cost	6	7	(1)	(1)
Unrecognized actuarial (gains)losses	164	168	(2)	(5)
Net amount recognized at year end	$88	$96	$(36)	$(37)

Accumulated Benefit Obligation

The accumulated benefit obligation is the actuarial present value of pension benefits based on current or past salary levels. The accumulated benefit obligation for all defined benefit plans was $656 million and $646 million as of December 31, 2004 and 2003, respectively.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets are as follows:

	Dec. 31,
	2004	2003
	($ in millions)

Projected benefit obligation	$(661)	$(648)
Accumulated benefit obligation	(649)	(641)
Fair value plan assets	576	566
Unfunded accumulated benefit obligation	(73)	(75)

Minimum Pension Liability

During 2004 and 2003, the Company recorded changes to its minimum pension liability, which is required due to the Company's unfunded accumulated benefit obligation and recognized prepaid paid pension asset.

The changes do not impact net income but are recognized as adjustments to an intangible asset and accumulated other comprehensive income, net of tax. In 2004, the minimum pension liability decreased $13 million, increasing accumulated other comprehensive income $3 million, net of tax.   In 2003, the minimum pension liability decreased $41 million, increasing other comprehensive income $25 million, net of tax. The intangible asset decreased $1 million in both 2004 and 2003.

Amounts Recognized in Consolidated Balance Sheets

The following amounts have been recognized in the balance sheets as of December 31:

			Other Postretirement
	Pension Benefits		Benefits
	2004	2003	2004	2003
	($ in millions)

Prepaid pension cost	$121	$131	$--	$--
Accrued benefit cost	(199)	(214)	(36)	(37)
Intangible asset	6	7	--	--
Accumulated other comprehensive loss	160	172	--	--
	$88	$96	$(36)	$(37)

The postretirement life insurance plan had plan assets totaling $5 million and $6 million at December 31, 2004 and December 31, 2003 , respectively. There are no plan assets for the postretirement medical plans.

Actuarial Assumptions

The assumptions used in the measurement of the Company's benefit obligations and benefit cost for the year ended December 31 are as follows:

			Other Postretirement
	Pension Benefits		Benefits
	2004	2003	2004	2003

Funded status:
Discount rate	5.75%	6.25%	5.75%	6.25%
Rate of compensation increase	5.00%	5.00%	5.00%	5.00%

Benefit cost:
Discount rate	6.25%	6.75%	6.25%	6.75%
Expected return on plan assets	9.00%	9.00%	8.00%	8.00%
Rate of compensation increase	5.00%	5.00%	5.00%	5.00%

A 10% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2004, gradually decreasing to 5% by the year 2010.

Assumed health care cost trend rates affect amounts reported for the health care plans. The effect of a one percentage point increase and (decrease) in the assumed health care cost trend rate on the accumulated postretirement benefit obligation is $1 million and $(1) million, respectively.

Net Periodic Benefit Cost

The components of the Company's net periodic benefit cost (benefit) for the plans are as follows:

	Years ending Dec. 31,
				Other Postretirement
	Pension Benefits			Benefits
	2004	2003	2002	2004	2003	2002
	($ in millions)

Service cost	$2	$1	$1	$--	$--	$--
Interest cost	40	41	44	2	2	3
Expected return on assets	(47)	(52)	(62)	(1)	--	(1)
Amortization of:
Prior service cost	1	1	1	--	--	--
Actuarial (gain)loss	14	5	(1)	--	--	--
	$10	$(4)	$(17)	$1	$2	$2

Contributions and Estimated Future Benefit Payments

The Company expects to contribute approximately $2 million to the pension plans and $3 million to the other postretirement benefit plans in 2005.

The estimated future benefits to be paid for pensions and other postretirement benefits (OPEB) are:

	Pensions	OPEB
Year ending Dec. 31,	($ in millions)

2005	$59	$3
2006	57	3
2007	55	3
2008	54	3
2009	53	3
2010-2014	252	15

Savings Plans

The Company and certain subsidiaries provide 401(k) savings plans for union and non-union employees. For the non-union savings plan, the Company matches a portion of employee contributions, subject to the applicable limitations. Savings plan expense related to the non-union savings plan was approximately $1 million in each of the years 2004, 2003 and 2002. There is no Company match provision under the union employee plan except for certain unions, which negotiated a Company match as part of their contract provisions.

Incentive Compensation Plans

The Company has an incentive compensation plan for all non-union employees in which employees receive targeted cash awards upon attainment of certain performance criteria established by the Company's Board of Directors. Compensation expense under this plan was approximately $3 million in each of the years 2004, 2003 and 2002.

The Company also has a long-term incentive plan under which phantom stock options are granted to officers and other key non-union employees. The option price for the phantom shares is equal to the blended fair market value of NSC and CSX common stock at the date of grant. Options will vest one year after grant date and the option term may not exceed ten years. Upon exercise, eligible participants will receive cash payments equal to the appreciation on the composite NSC and CSX common stock fair values. Compensation expense for this plan was $6 million in 2004, $2 million in 2003 and less than $1 million in 2002.

Change in Control payments

The Company has a long-term liability in connection with employment "change in control" agreements with certain former executives, which became operative as a result of the joint acquisition of Conrail. Payments were $1 million in 2004, $4 million in 2003 and $1 million in 2002 and were made primarily from the Company's pension plan. The remaining amount, approximately $25 million at December 31, 2004 , will be paid out at the discretion of the participants in the program.

10.   Stockholders'equity

Conrail Reorganization

As a result of the Conrail Reorganization in 2004, the Company charged $4.2 billion, principally the net assets of the discontinued operations of PRR and NYC, against stockholders' equity.

11.   Other Income, Net

	2004	2003	2002
	($ in millions)

Rental income	$49	$46	$46
Property sales	2	5	1
Interest income	3	3	5
Insurance settlements	10	1	2
Other, net	(3)	3	2
	$61	$58	$56

12.   Commitments and Contingencies

Environmental

The Company is subject to various federal, state and local laws and regulations regarding environmental matters. Conrail is a party to various proceedings brought by both regulatory agencies and private parties under federal, state and local laws, including Superfund laws, and has also received inquiries from governmental agencies with respect to other potential environmental issues. At December 31, 2004 , Conrail has received, together with other companies, notices of its involvement as a potentially responsible party or requests for information under the Superfund laws with respect to cleanup and/or removal costs due to its status as an alleged transporter, generator or property owner at 27 locations. Due to the number of parties involved at many of these sites, the wide range of costs of possible remediation alternatives, the changing technology and the length of time over which these matters develop, it is often not possible to estimate Conrail's liability for the costs associated with the assessment and remediation of contaminated sites.

At December 31, 2004 and 2003, the Company had accrued $57 million and $61 million respectively, related to future environmental costs at Superfund sites and other sites based on known information and using various estimating techniques. The Company anticipates that much of this liability will be paid out over five years; however some costs will be paid out over a longer period. The Company believes the ultimate liability for these matters will not materially affect its consolidated financial condition.

The Company spent $6 million in 2004, $5 million in 2003 and $6 million in 2002 for environmental remediation and related costs.

Casualty

The Company is involved in various legal actions, principally relating to occupational health claims, personal injuries, casualties and property damage. The casualty claim liability is determined using the aid of an independent actuarial firm based upon claims filed and an estimate of claims incurred but not yet reported. The Company is generally self-insured for casualty claims. Claims in excess of self-insurance levels are insured up to excess coverage limits. While the ultimate amounts of claims incurred are dependent upon future developments, in management's opinion, the recorded liability is adequate to cover expected probable payments.

Expense recognized for casualty claims is reported in the "Casualties and insurance" line item of the income statement and includes actuarial determined gains of $2 million and $16 million in 2004 and 2002 respectively, and an actuarial determined loss of $1 million in 2003.

Labor

CRC had 1,309 employees at December 31, 2004 ; approximately 89% of whom are represented by 12 different labor organizations and are covered by 16 separate collective bargaining agreements. These agreements remain in effect until changed pursuant to the Railway Labor Act. The Company was engaged in collective bargaining at December 31, 2004 with labor organizations representing approximately 3% of its labor force.

Guarantees

The Company is contingently liable as guarantor with respect to $1 million of indebtedness for a third party company, Triple Crown Services. No liability has been recorded related to this guaranty.

Also the Company is contingently liable under indemnification provisions related to the sale of tax benefits. This liability is recorded in the "Other liability" line item of the balance sheet and totaled $1 million at both December 31, 2004 and December 31, 2003 ..

13.   Fair Values of Financial Instruments

The fair values of "Cash and cash equivalents," "Accounts receivable," and "Accounts payable" approximate the carrying values of these financial instruments at December 31, 2004 and 2003.

Using current market prices when available, or a valuation based on the yield to maturity of comparable debt instruments having similar characteristics, credit rating and maturity, the total fair value of the Company's long-term debt, including the current portion, but excluding capital leases, is $222 million and $217 million at December 31, 2004 and 2003, respectively, compared with carrying values of $198 million and $189 million at December 31, 2004 and 2003.

14.   Subsequent Event

During the third quarter of 2005 Conrail reached final settlement with the IRS related to all audits of the Company's consolidated federal income tax returns for the tax years January 1, 1997 through December 31, 2001 .. As a result of the settlement the Company received tax refunds of $101 million and $19 million of interest, and reduced 2005 tax expense by $13 million.